Filed Pursuant to Rule 433

Registration No. 333-219092

July 23, 2019

BB&T Corporation

Pricing Term Sheet

July 23, 2019

Medium-Term Notes, Series G (Senior)

$1,000,000,000

2.500% Senior Notes due August 1, 2024

Issuer	BB&T Corporation

Security	2.500% Senior Notes due August 1, 2024

Ratings (Outlook)	A2/Under Review for Downgrade (Moody’s) / A-/Stable (S&P) / A+/Stable (Fitch) / AH/Positive (DBRS)

Currency	USD

Size	$1,000,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Maturity	August 1, 2024

Coupon	2.500%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	July 1, 2024

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Benchmark Treasury	1.75% US Treasury due June 30, 2024

Spread to Benchmark Treasury	+70 bps

Benchmark Treasury Spot and Yield	99-21 3/4; 1.818%

Price to Public	99.916% of face amount

Proceeds (Before Expenses) to Issuer	$997,860,000 (99.786%)

Interest Payment Dates	February 1 and August 1 of each year, commencing February 1, 2020 (long first dividend period)

Trade Date	July 23, 2019

Settlement Date	July 29, 2019 (T+4)

Use of Proceeds	General corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries.

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FBH5 / US05531FBH55

Joint Book-Running Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc.

Co-Managers	Academy Securities, Inc. Cabrera Capital Markets, LLC Drexel Hamilton, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The underwriters expect to deliver the notes to purchasers on or about July 29, 2019, which will be the fourth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T + 4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at (844) 499-2713, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 and SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.